

June 17, 2024

Kendrew Hartanto
Chief Executive Officer
BrilliA Inc
220 Orchard Road
Unit 05-01, Midpoint Orchard
Singapore 238852

> **Re: BrilliA Inc**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted June 12, 2024**
> **CIK No. 0002000230**

Dear Kendrew Hartanto:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 6, 2024, letter.

Amendment No. 3 to Draft Registration Statement on Form F-1

Unaudited Pro Forma Condensed Combined Financial Information, page 37

1. We note your revisions made in response to prior comment 1. We further note that IAS 10, paragraph 22(a) states that major business combination after the reporting period (IFRS 3...) is an example of a non-adjusting event after the reporting period that would generally result in disclosure, and no adjustments to the amounts recognized in the financial statements as indicated in IAS 10, paragraph 10. By analogy, your accounting treatment under IFSR 2, Share-based Payment, and that of a reverse acquisition at historical cost would similarly represent a non-adjusting event after the reporting period and therefore no adjustment of the amounts should be recognized in the financial

statements for the reverse merger acquisition as of the fiscal year ended March 31, 2024, given the reorganization subsequently occurred on April 30, 2024. It appears the Company should include separate updated March 31, 2024 audited historical financial statements of Bra Pro and MAP, along with unaudited pro forma financial statements reflecting the merger transaction as currently presented.

<u>Signatures, page II-5</u>

2.   Please revise to identify the individual signing in the capacity of your principal accounting officer or controller. If someone is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to the Instructions to Signatures on Form F-1.

      Please contact Beverly Singleton at 202-551-3328 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ye Mengyi "Jason"